Exhibit 99.10

TRAFFIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the Three and Nine Months Ended
August 31, 2006 and 2007

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	August 31, 2007	November 30, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,722,855	$8,972,197
Marketable securities	20,676,309	21,433,775
Accounts receivable, trade, net of allowance for doubtful accounts of $813,269 at August 31, 2007 and $1,079,661 at November 30, 2006	10,072,841	8,975,402
Deferred income taxes	266,047	451,909
Prepaid expenses and other current assets	643,132	957,674
Total current assets	40,381,184	40,790,957
Property and equipment, net	1,807,988	1,965,183
Goodwill	9,942,601	7,913,007
Other intangibles, net	2,577,256	1,210,257
Deferred income taxes	1,151,446	846,223
Total assets	$55,860,475	$52,725,627
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,426,845	$4,692,374
Accrued expenses	3,234,173	3,831,223
Due to related parties	—	90,000
Income taxes payable	760,754	470,000
Total liabilities	9,421,772	9,083,597
Minority interest	—	313,637
COMMITMENTS AND CONTINGENCIES
Shareholders' equity
Preferred stock — $.001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock — $.001 par value; authorized 50,000,000 shares; issued and outstanding 15,130,910 shares and 14,365,671 shares, respectively	15,130	14,365
Additional paid-in capital	45,166,822	42,286,760
Retained earnings	—	—
Accumulated other comprehensive income	1,256,751	1,027,268
Total shareholders' equity	46,438,703	43,328,393
Total liabilities and shareholders' equity	$55,860,475	$52,725,627

The accompanying notes are an integral part of these financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Nine Months Ended
	August 31, 2007	August 31, 2006	August 31, 2007	August 31, 2006
Net revenue	$25,734,028	$19,698,883	$63,568,699	$55,685,827
Cost of revenue	18,807,892	12,576,905	44,267,516	35,407,074
Gross Profit	6,926,136	7,121,978	19,301,183	20,278,753
Selling expenses	947,976	1,473,299	3,209,383	4,683,465
General and administrative expenses	4,409,013	3,899,851	12,443,786	11,982,007
Bad debt (recapture) expense	(62,152)	80,028	(90,003)	174,340
Income from Operations	1,631,299	1,668,800	3,738,017	3,438,941
Other income (expense):
Interest income and dividends	288,171	277,972	862,998	774,344
Realized gains (losses) on marketable securities	(7,218)	12,854	29,436	(5,498)
Other non-operating income (expense)	18,366	(3,005)	19,043	(25,356)
Minority interest in income of consolidated subsidiary	—	(144,000)	(48,000)	(432,000)
Income before Provision for Income Taxes	1,930,618	1,812,621	4,601,494	3,750,431
Provision for income taxes	1,082,756	970,573	2,310,530	1,848,704
Net Income	$847,862	$842,048	$2,290,964	$1,901,727
Basic earnings per share (Note 3):
Net income	$0.06	$0.06	$0.15	$0.13
Weighted average shares outstanding	15,046,108	14,359,171	14,798,507	14,286,215
Diluted earnings per share (Note 3):
Net income	$0.06	$0.06	$0.15	$0.13
Weighted average shares outstanding	15,155,860	14,547,567	15,057,786	14,483,124
Cash dividends declared per common share	$0.08	$0.08	$0.24	$0.24

The accompanying notes are an integral part of these financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	August 31, 2007	August 31, 2006
Cash flows from operating activities:
Net income	$2,290,964	$1,901,727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,588,541	1,710,832
Stock-based compensation	241,675	589,060
Provision for uncollectible accounts	(90,003)	174,340
Deferred income taxes	(81,623)	249,781
Net (gains) losses on sale of marketable securities	(45,831)	5,498
Minority interest	48,000	432,000
Changes in assets and liabilities of business, net of acquisitions:
Accounts receivable	(1,007,436)	(785,617)
Prepaid expenses and other current assets	314,542	204,135
Accounts payable	734,471	(1,375,849)
Income taxes payable	290,954	(151,936)
Due to related parties	(90,000)	(5,076)
Other, principally accrued expenses	(639,217)	186,634
Net cash provided by operating activities	3,555,037	3,135,529
Cash flows from investing activities:
Purchases of securities	(90,871,833)	(131,536,228)
Proceeds from sales of securities	91,564,137	131,090,897
Payment for asset acquisition, net of cash received	(1,590,000)	(907,918)
Capital expenditures	(324,662)	(369,184)
Net cash used in investing activities	(1,222,358)	(1,722,433)
Cash flows from financing activities:
Dividends paid	(3,557,914)	(3,428,211)
Distribution to minority interest holder	(144,000)	(436,000)
Repayment of capital lease obligation	(5,833)	(222,833)
Proceeds from stock options exercised	953,602	219,215
Excess tax benefits from stock-based compensation	160,833	28,689
Net cash used in financing activities	(2,593,312)	(3,839,140)
Effect of exchange rate changes on cash and cash equivalents	11,491	8,111
Net decrease in cash and cash equivalents	(249,342)	(2,417,933)
Cash and cash equivalents, beginning of period	8,972,197	9,335,723
Cash and cash equivalents, end of period	$8,722,855	$6,917,790

See Notes (1), (2), (4), (6) and (11) for a summary of noncash investing and financing activities.

The accompanying notes are an integral part of these financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For the Nine Months Ended August 31, 2007
(Unaudited)

			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Common Stock
	Shares	Amounts
Balance, November 30, 2006	14,365,671	$14,365	$42,286,760	$—	$1,027,268	$43,328,393
Net income for the nine months ended August 31, 2007				2,290,964		2,290,964
Unrealized losses on available-for-sale securities					(73,255)	(73,255)
Foreign Currency Translation adjustment					302,738	302,738
Comprehensive Income						2,520,447
Stock-based compensation expense			241,675			241,675
Dividends declared			(1,266,950)	(2,290,964)		(3,557,914)
Stock option exercises	250,619	250	953,352			953,602
Tax benefit from exercise of stock options			160,833			160,833
Common stock issued in connection with terms of prior year acquisition	14,620	15	74,985			75,000
Common stock issued in connection with terms of current year acquisition of minority interest	500,000	500	2,716,167			2,716,667
Balance, August 31, 2007	15,130,910	$15,130	$45,166,822	$—	$1,256,751	$46,438,703

The accompanying notes are an integral part of these financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. General

The accompanying consolidated financial statements are unaudited; however, in the opinion of management, these financial statements are presented in conformity with accounting principles generally accepted in the United States of America. The accompanying unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods presented and are of a normal and recurring nature. In the preparation of these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the interim periods reported. Actual results could differ from those estimates.

Principally, estimates are used in reserves for uncollectible receivables, recoverability of long-lived assets, and the realizability of deferred tax assets. Additionally, at times, the Company may have the potential for exposure resulting from pending and/or threatened litigation. See Note 10, infra.

Management’s estimates and assumptions are continually reviewed against actual results with the effects of any revisions being reflected in the results of operations at that time.

The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, together with management's discussion and analysis of financial condition and results of operations, contained in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2006. The consolidated balance sheet at November 30, 2006 was derived from the audited financial statements, but does not include all disclosures required by generally accepted accounting principles accepted in the United States of America. The results of operations for the three and nine-month periods ended August 31, 2007 are not necessarily indicative of the results to be expected for the subsequent quarter or the full fiscal year ending November 30, 2007.

Certain prior year amounts in the unaudited consolidated financial statements have been reclassified to conform to the current and prior year’s presentation.

During the nine months ended August 31, 2007 and August 31, 2006, options for 250,619 shares and 47,331 shares of the Company’s common stock, respectively, were exercised by its employees and directors. Tax benefits of $241,675 and $28,689 in the nine months ended August 31, 2007 and August 31, 2006, respectively, resulting from the exercise of these options, were recorded as an increase to additional paid-in capital and a reduction of income taxes currently payable.

Recent Accounting Pronouncements

There have been no material changes to the recent pronouncements as previously reported in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2006.

2. Significant Accounting Policies

The Company’s significant accounting policies are included in its Form 10-K for the year ended November 30, 2006. During the nine months ended August 31, 2007, there were no significant changes in the Company’s accounting policies.

Transactions with Major Customers and Other Revenue Concentrations

In prior fiscal periods a significant portion of the Company’s revenue was dependent on a limited number of major customers. The Company focuses on modifying its business methods and practices, including diversification of its revenue drivers, in an effort to diversify its customer base. There can be no assurance that the Company will be successful in such efforts. After giving affect to the Company’s business planning and diversification to minimize major customer reliance, the three and nine-month periods ended August 31, 2007 and 2006 include two and one customer, respectively, which equaled or exceeded 10% of the Company’s consolidated net revenue. The Company’s five largest customers during the three months ended August 31, 2007

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

2. Significant Accounting Policies  – (continued)

accounted for 21.0%, 11.6%, 6.0%, 5.8% and 4.9% of consolidated net revenues during such period. The Company’s five largest customers during the nine months ended August 31, 2007 accounted for 10.2%, 9.7%, 7.2%, 6.8% and 6.1% of consolidated net revenues during such period.

As more fully described in Note 11, “Subsequent Events”, the Company has executed a definitive Agreement and Plan of Merger with New Motion, Inc. (NASDAQ NWMO.OB). As identified above, New Motion, Inc. was the Company’s largest customer during the three and nine-month periods ended August 31, 2007, and accounted for 21.0% and 10.2% of revenues, respectively.

During the nine months ended August 31, 2007, 3.1% of the Company’s revenue was derived from its proprietary Personals service, iMatchUp.com., as compared to 9.4% of revenue during the comparable prior year’s period.

Stock-based Compensation

As a result of the adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), effective December 1, 2005, the Company’s net income for the three and nine-month periods ended August 31, 2007 and August 31, 2006 includes $82,714 and $115,725, and $241,675 and $589,060, respectively, of compensation expense and $28,123 and $40,144, and $82,170 and $202,766, respectively, of income tax benefits related to the Company’s stock options and restricted stock grants. The compensation expense related to all of the Company’s stock-based compensation arrangements is recorded as a component of general and administrative expenses.

Income Taxes

Quarterly income taxes are calculated in accordance with the interim financial reporting requirements as set forth in the Accounting Principal Board’s Opinion 28 as amended by SFAS 109, and Financial Interpretation Number 18. The pronouncements consider interim quarterly periods as an integral part of the annual period, with interim quarterly tax periods reflecting the estimated annual effective tax rate. The Company believes that it has adequately provided for tax-related matters. The Company is subject to examination by taxing authorities in various jurisdictions. Matters raised upon audit may involve substantial amounts. Management considers it unlikely that resolution of any such matters would have a material adverse effect upon the Company’s consolidated financial statements.

	Nine Months Ended
	August 31, 2007	August 31, 2006
Supplemental Cash Flow Disclosure
Cash paid during the nine months ended for:
Income taxes paid (refunds received), net consolidated financial statements	$2,234,599	$1,352,155

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

2. Significant Accounting Policies  – (continued)

Non-cash Investing and Financing Activities

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows. For the nine months ended August 31, 2007 and August 31, 2006, non-cash activities included the following items:

Investing Activities:

Nine Months Ended
Stock Issued in Connection with Acquisitions (Also see Notes 6 and 8)	August 31, 2007	August 31, 2006
Hot Rocket Marketing, Inc.	- see(1) below	- see(2) below
EZTracks, L.P.	- see(1) below	$—

(1)	The Company issued 500,000 shares of its common stock on March 8, 2007, having a fair market value of $2,716,667. The issuance of such shares related to the Company’s minority interest acquisition in EZTracks, L.P. Approximately 14,200 shares of the Company’s common stock, valued at $75,000, were issued on April 25, 2007, as those shares related to a contingent earn-out attained by the Company’s Hot Rocket Marketing, Inc. subsidiary, effective January 31, 2007 (see Note 6).
(2)	On May 10, 2006, as partial payment of contingent purchase price (see Note 6), the Company issued 103,354 shares of common stock having a fair market value of $580,690.

Non-cash investing activities for marketable securities relating to unrealized gains and (losses) were ($110,993) and $17,454, for the nine months ended August 31, 2007 and 2006, respectively.

3. Earnings Per Share

The following table sets forth the reconciliation of the weighted average shares used for basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	August 31, 2007	August 31, 2006	August 31, 2007	August 31, 2006
Denominator:
Denominator for basic earnings per share-weighted average shares	15,046,108	14,359,171	14,798,507	14,286,215
Effect of dilutive securities:
Stock options	109,752	188,396	259,279	196,909
Denominator for diluted earnings per share-adjusted weighted average shares	15,155,860	14,547,567	15,057,786	14,483,124

Options to purchase 1,753,700 and 2,212,650 shares of common stock for the three and nine month periods ended August 31, 2007 and 2006, respectively, were outstanding but were not included in the computation of diluted earnings per share because their effect would be anti-dilutive.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

4. Comprehensive Income (Loss)

The Company presents foreign currency translation adjustments and unrealized gains and losses on its marketable securities (net of tax, when applicable) as a component of “comprehensive income (loss)” and are presented below:

	Three Months Ended		Nine Months Ended
	August 31, 2007	August 31, 2006	August 31, 2007	August 31, 2006
Net income	$847,862	$842,048	$2,290,964	$1,901,727
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	62,382	(11,287)	302,738	145,419
Unrealized (losses) gains from available-for-sale securities, arising during the three and nine-month periods, net of deferred income taxes of ($91,487) and $($4,135) for August 31, 2007 and ($37,737) and $-0- for August 31, 2006	(177,592)	(23,910)	(73,255)	(4,463)
Add: reclassification adjustments for gains realized in net income, net of tax effect of $-0- for the nine months ended August 31, 2006	—	—	—	(8,834)
Comprehensive income	$732,652	$806,851	$2,520,447	$2,033,849

5. Advertising and Marketing

The Company’s advertising and marketing costs, incurred in the advertising and marketing of the Company’s and its clients’ products, services and promotional offers, have historically been comprised of (1) costs associated with the transmission of email marketing messages, both from internal sources and external third party vendors, (2) costs associated with the purchase of online consumer marketing data (including registered users to the Company’s websites), (3) costs associated with our search engine marketing and optimization activities, (4) costs associated with the direct purchases of online advertising space, which is resold on a performance return basis, and (5) email and website program promotional and creative development costs. All above referenced costs are charged to operations (1) at the time of the email transmission, (2) upon receipt of the qualified consumer data, (3) at the time the search engine marketing liability is incurred, (4) at the time the online advertising space is purchased, and/or (5) at the time we take receipt of the promotional and creative services, respectively, and all are included as components of the Company’s cost of revenue accounts.

Total advertising and marketing costs included in cost of revenue for the three months ended August 31, 2007 and 2006 were approximately $18.8 million and $12.6 million, respectively, and for the nine months ended August 31, 2007 and 2006 were approximately $44.3 million and $35.4 million, respectively.

6. Recent Asset Acquisitions

Fiscal 2007 Acquisition

On March 13, 2007, the Company entered into a Memorandum of Agreement (the “Madacy/EZ Agreement”) with Madacy Entertainment LP (“Madacy”) and EZ-Tracks, LP (“EZ LP”), to amend the terms of a Marketing and Services Agreement dated January 22, 2005, as amended (the “M&S Agreement”), by and among Madacy, EZ LP and the Company.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6. Recent Asset Acquisitions  – (continued)

The M&S Agreement had provided, among other things, that EZ LP would market and promote EZTracks.com, the Company’s web destination consisting of downloadable songs licensed from Madacy (the “License”). A subsidiary of the Company, which owned 50.7% of EZ LP, was responsible for managing the operations of the business, including generating traffic to the website, as well as selling advertising on the site. CIK Holdings Inc. (“CIK”), an entity associated with Madacy, owned 49.3% of EZ LP and licensed to EZ LP its inventory of downloadable music, including downloadable music licensed from other parties.

Pursuant to the terms of the Madacy/EZ Agreement, the M&S Agreement was amended to, among other things, (i) provide for a single fixed 10-year term commencing on January 1, 2007 and terminating on December 31, 2016; (ii) give the Company the option to extend such term for up to five (5) additional one-year terms; (iii) continue the sublicense from Madacy of the San Juan Songs (as defined in the M&S Agreement); and (iv) continue and establish a term to the License for ringtones, ringbacks and other telephone uses.

Concurrent with the execution of the Madacy/EZ Agreement, the Company entered into a Memorandum of Agreement dated March 13, 2007 with CIK, pursuant to which the Company acquired CIK’s 49.3% ownership of EZ LP (the “CIK Agreement”) (so that the Company owns all of the limited partnership interests of EZ LP).

The purchase price consisted of 500,000 shares of the Company’s common stock (valued at approximately $2,717,000, using an average share price of $5.43 in accordance with the valuation standards set forth under Statement of Financial Accounting Standards 141 (Business Combinations), Paragraph 22, and $1,290,000 in cash, reduced by approximately $170,000 of a prior minority interest balance. In addition, the Company agreed to pay CIK additional consideration of between $1.25 million and $2.75 million in the event of a Traffix Sales Event or an EZ-Tracks Sale, each as defined in the CIK Agreement. The purchase price has been tentatively allocated as follows (subject to a purchase price allocation currently being prepared by an independent third party): $2,254,000 to amortizable intangibles, with an assigned useful life of 7.5 years and the balance of approximately $1,583,000 allocated to unamortizable goodwill.

The CIK Agreement further provided for CIK’s warranty and guaranty that there would be no termination of the License and M&S Agreement prior to July 1, 2012, and, if, for any reason (other than the Company’s default), there is such a termination, then CIK would pay the Company a sum certain, which amount would equal $2.6 million should the termination occur in 2007 and which amount would decrease during each subsequent six month period. Should the termination occur during the final period (i.e. the six months ending June 30, 2012), the amount payable by CIK would have been reduced to $0.3 million.

Fiscal 2005 Acquisition with current quarter earn-out achieved

In January of Fiscal 2005, the Company, through its wholly owned subsidiary, Hot Rocket Acquisition Corp., acquired all of the intangible assets of Hot Rocket Marketing Inc. and Clockwork Advertising Inc. (collectively “Hot Rocket”), corporations in the business of buying and selling performance based online advertising space for third parties, as well as providing such services to the sales activities of our consolidated entity.

The initial purchase price for the Hot Rocket acquisition, recorded in Fiscal 2005, was approximately $3.8 million and was comprised of $3.1 million in cash, $0.7 million (or 113,821 shares) of our common stock and transaction fees approximating $0.1 million. Pursuant to an independent third party valuation, the reported purchase price was allocated to approximately $2.2 million of goodwill and $1.6 million of identifiable intangibles. There were no tangible assets acquired.

In addition to the initial purchase price of the acquisition, the Company agreed to pay Hot Rocket a contingent purchase price of up to $12.5 million if Hot Rocket generates an aggregate of $27 million in EBITDA (as quantified in the acquisition agreement) over the four year period following the closing. In accordance with the terms of the acquisition agreement, for the period February 1, 2005 to January 31, 2006,

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6. Recent Asset Acquisitions  – (continued)

the Company was liable for a combined additional purchase price payment of $1.467 million, which has been settled by a cash payment of approximately $0.886 million made on May 9, 2006, and an issuance of 103,354 shares issued on May 10, 2006 (then having a fair market value of approximately $0.581 million).

Additionally, in accordance with the terms of the acquisition agreement, for the period August 1, 2006 to January 31, 2007, the Company was liable for a combined additional purchase price payment of $375,000, which was settled by a cash payment of $300,000 and the issuance of approximately 14,620 shares, then having an approximate fair market value of $75,000, on April 25, 2007.

The terms of the acquisition agreement also provided for additional contingent payments of purchase price for the periods February 1, 2006 through July 31, 2006, and February 1, 2006 to January 31, 2007, upon the attainment of certain EBITDA thresholds as specified in the acquisition agreement. Hot Rocket did not reach either of the EBITDA thresholds for those periods.

7. Accrued Expenses

Accrued expenses are comprised of the following at:

	August 31, 2007	November 30, 2006
	(Unaudited)
Accrued payroll and bonuses	$1,172,606	$1,553,107
Advances from customers	412,991	634,353
Accrued fee share liabilities	108,627	309,494
Capital lease obligations	—	6,844
Accrued marketing media costs	345,654	690,729
Accrued search engine marketing costs	286,391	119,153
Accrued professional fees	400,023	289,244
Minority interest income payable — December 2006	48,000	—
Accrued email costs	142,820
Accrued property taxes	23,260	30,380
Accrued straight-line rent concession	78,109	82,705
Other accrued liabilities	215,692	115,214
Total accrued liabilities	$3,234,173	$3,831,223

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

8. Goodwill and Identifiable Intangibles Assets

The gross carrying value of goodwill and the gross carrying value and accumulated amortization of other intangibles are as follows:

	As of August 31, 2007		As of November 30, 2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Unamortized intangible assets:
Goodwill	$9,942,601		$7,913,007
Amortizable Intangible Assets:
GroupLotto identifiable intangibles:
GroupLotto Site Brand Recognition	$722,922	$722,922	$722,922	$722,922
GroupLotto Database	433,754	433,754	433,754	433,754
Intellectual Property Assets	289,169	289,169	289,169	289,169
Marketing Right License Fee	246,915	177,943	246,915	131,756
Infiknowledge identifiable intangibles:
Internet Game Suite	290,913	289,788	269,169	266,523
Intellectual Property Assets	218,183	217,339	201,876	199,891
Market Position Acquired	242,426	241,488	224,307	222,102
Thanksmuch identifiable intangibles:
Profiled customer data	50,000	50,000	50,000	50,000
Restrictive Covenants	10,000	10,000	10,000	10,000
SendTraffic identifiable intangibles:
Restrictive Covenants	523,109	523,109	523,109	422,609
Software	963,951	914,425	963,951	716,672
Hot Rocket identifiable intangibles
Restrictive Covenants	569,394	297,667	569,394	212,257
Software	1,012,257	881,976	1,012,257	628,911
EZ Tracks identifiable intangibles
Music Licensing and trade name	2,254,218	200,375	—	—
Total amortizable intangible assets	$7,827,211	$5,249,955	$5,516,823	$4,306,566

The Infiknowledge identifiable intangibles and unamortizable goodwill carrying value changes as a result of the effects of foreign currency exchange translation.

The amortizable intangibles listed above are deemed to have finite lives ranging between five and eight years and are generally amortized on a straight-line basis, with the weighted average life being 5.1 years.

The acquisition identifiable intangibles related amortization expense has been recorded from the dates of the respective acquisitions.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

8. Goodwill and Identifiable Intangibles Assets  – (continued)

The future Online Advertising and Media Services activities intangible amortization expense for the next five fiscal years is estimated to be as follows:

	2007	2008	2009	2010	2011
GroupLotto Identifiable
Intangible amortization:
Licenses	$13,168	$45,804	$10,000	$—	$—
Total Group's amortization	13,168	45,804	10,000	—	—
Infiknowledge Identifiable
Intangible amortization:
Internet Game Suite	132	551	443	—	—
Intellectual Property Assets	100	412	332	—	—
Market Position Acquired	113	457	367	—	—
Total Group's amortization	345	1,420	1,142	—	—
SendTraffic Identifiable
Intangible amortization:
Restrictive Covenants	—	—	—	—	—
Software	37,145	12,381	—	—	—
Total Group's amortization	37,145	12,381	—	—	—
Hot Rocket Identifiable
Intangible amortization:
Restrictive Covenants	28,470	113,878	113,879	15,500	—
Software	84,354	45,927	—	—	—
Total Group's amortization	112,824	159,805	113,879	15,500	—
EZ Tracks Identifiable
Intangible amortization:
Music Lic. and trade name	75,141	300,562	300,562	300,562	300,562
Total Group's amortization	75,141	300,562	300,562	300,562	300,562
Summary of Identifiable Intangibles:
GroupLotto:	13,168	45,804	10,000	—	—
Infiknowledge:	345	1,420	1,142	—	—
SendTraffic:	37,145	12,381	—	—	—
Hot Rocket:	112,824	159,805	113,879	15,500	—
EZ Tracks:	75,141	300,562	300,562	300,562	300,562
Totals	$238,623	$519,972	$425,583	$316,062	$300,562

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9. Income Taxes

The Company’s income tax provision for the three and nine months ended August 31, 2007 was approximately $1,083,000 and $2,311,000, respectively, which represents expense related to current year operations.

The Company’s income tax provision for the three and nine months ended August 31, 2006 was approximately $971,000 and $1,849,000, respectively, which represents expense related to current year operations.

The effective annualized income tax rate for the three and nine months ended August 31, 2007 was 56.0% and 50.2%, respectively. This Fiscal 2007 estimated effective rate correlates with the Company’s annual effective income tax rate of 46.2% as recognized in the fiscal year ended November 30, 2006, after consideration of the impact on tax expense attributable to expenses incurred and expected to be incurred, arising out of our current merger activities.

10. Litigation

The Company is subject to legal proceedings, lawsuits and other claims, brought by: (1) consumers of our products and services; (2) our clients; (3) consumers of our clients’ products and services; and (4) others bringing claims that arise in the normal course of our business. Legal proceedings are subject to numerous uncertainties rendering the prediction of their outcome difficult. As a result of such uncertainty, we are unable to estimate the ultimate outcome of any of the subsequently mentioned claims; however, we believe that individually, and in the aggregate, the ultimate settlement of the subsequently mentioned claim(s) should not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Hatton v. Prize America/Prize Distributors

In or about October 2005 Brandon Hatton filed a pro se action in the U.S. District Court, Middle District of Tennessee (No. 05 CV 00073) and was also granted permission to proceed in forma pauperis. The complaint, as amended, alleges that at some time between June 2002 and July 2004 the plaintiff won a prize and that defendant failed to pay/deliver, and claims damages of $391 million. In December 2006, the Company learned that plaintiff had attempted to serve process; Company counsel made a special appearance and moved to dismiss the action on jurisdictional grounds. That application was denied in August 2007 and plaintiff has served process. A preliminary conference has been held and the case will now proceed to discovery. The Company believes that there is no merit to this claim and intends vigorously to defend the action.

Curtis J. Jackson/Shoot the Rapper Ads

In late July 2007, the rapper Curtis J. Jackson (p/k/a 50 Cent) filed a complaint against the Company in Supreme Court, New York County (Index No. 602445/07). The complaint refers to certain banner ads published by the Company and alleges that 50 Cent’s image was used in those ads without his permission. The complaint asserts claims under New York Civil Rights Law, for intentional and negligent infliction of emotional distress, defamation, and unjust enrichment. It seeks damages in excess of one million dollars, as well as injunctive relief. When plaintiff’s representatives originally contacted the Company regarding this matter in May 2007, the Company ceased using the ad copy about which they complained and replaced it. Plaintiff’s representatives have advised that their client is willing to settle the matter for a payment of $500,000. The Company has reported the matter to its insurance carrier, which is providing a defense, although the retainage on the policy is $100,000, with such retainage being treated as a period expense in the three and nine-month periods ended August 31, 2007. Currently, counsel to the Company is engaged in settlement discussions with plaintiff’s counsel. We believe that there is no merit to the claim and, in the event it is not resolved amicably, the Company intends vigorously to defend against it.

Tactara LLC

In June 2007, Tactara LLC (“Tactara”) filed a complaint in the Superior Court of California, Los Angeles, alleging that the Company breached a service order agreement and seeking damages of $189,000 plus interest. The Company’s contract with Tactara provides for arbitration and the Company has requested that the action be withdrawn. In September 2007, Tactara withdrew the court action without prejudice and served an

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10. Litigation  – (continued)

arbitration demand with a claim of approximately $208,000 which appears to include some amounts unrelated to the subject contract. The Company is currently in settlement negotiations with Tactara’s counsel. The Company believes that there is no merit to the claim and in the event the matter is not settled, the Company intends vigorously to defend against it.

11. Subsequent Events

Merger with New Motion, Inc.

On September 26, 2007, the Company executed a definitive Agreement and Plan of Merger (the “Merger Agreement”) with New Motion, Inc., a Delaware corporation (“NM”), and NM Merger Sub, a Delaware corporation and wholly-owned subsidiary of NM (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, the separate existence of Merger Sub shall cease, and the Company will continue as the surviving corporation in the merger, thus becoming a wholly-owned subsidiary of NM (the “Merger”).

At the effective time of the Merger, the Company’s stockholders will receive shares of NM’s common stock in exchange for all of its outstanding shares of common stock (the “Merger Consideration”). As a result of the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive 0.683 of a share of NM common stock based on the Company’s capitalization as of September 24, 2007. In the aggregate, on a fully diluted basis, NM will issue 11,917,520 shares of its common stock. The exchange ratio and the aggregate number of shares are subject to adjustment as provided in the Merger Agreement if certain contingent matters are not resolved in accordance with the requirements and conditions referenced in the Merger Agreement.

Under the terms of the Merger Agreement, each outstanding stock option to purchase shares of the Company’s common stock will convert into and become an option to purchase common stock of NM upon the same terms and conditions as the outstanding options, except that the number of shares for which the new option may be exercised and the exercise price of the new option will be adjusted consistent with the applicable exchange ratio in the Merger.

It is the intent of the parties that the aggregate Merger Consideration, together with the shares of NM’s common stock to be issued to holders of the Company’s options upon their exercise, at the effective time of the Merger, will constitute approximately 45% of the shares of NM’s capital stock outstanding immediately after the Merger on a fully diluted basis, assuming the exercise of all outstanding NM options and warrants and settlement of certain contingent matters described in the Merger Agreement.

The board of directors of each of the Company and NM has recommended approval of the transaction by its shareholders. In addition, a special committee of the Company’s independent directors recommended approval of the Merger to the Company’s full board of directors. Mr. Jeffrey L. Schwartz (the Company’s chief executive officer and chairman of the board) and Mr. Andrew Stollman (the Company’s president), who hold an aggregate of 14.60 % of our outstanding shares, have agreed to vote in favor of the transaction pursuant to the terms of certain stockholder agreements between them and NM entered into on September 26, 2007. Pursuant to the terms of Mr. Schwartz’s agreement he may sell up to 1,223,270 shares between the date of the Merger Agreement and the date of the stockholder’s meeting to vote on the Merger. Similarly, stockholders of NM holding an aggregate of 29.60% of NM’s outstanding shares have agreed to vote in favor of the transaction pursuant to the terms of certain stockholder agreements entered into with the Company on September 26, 2007. Other than with respect to Mr. Schwartz’s right to sell certain of his shares, the provisions of all of the stockholder agreements are similar.

The consummation of the Merger is subject to the receipt of any necessary governmental consents or clearances, and other customary closing conditions, including approval by shareholders of both companies. Subject to satisfaction of all closing conditions, the Merger is expected to close by the end of 2007 or during the first quarter of 2008.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11. Subsequent Events  – (continued)

The Merger Agreement further contains certain termination rights for both the Company and NM. If the Merger Agreement is terminated, it will be void, and there will be no liability or obligation of any party except that each party will remain liable for its willful and material breach of the Merger Agreement, and designated provisions of the Merger Agreement, including the confidential treatment of information and the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive termination.

Upon termination, the terminating party will pay a $4 million termination fee to the other party if (i) the board of directors of the terminating party has, pursuant to the Merger Agreement, made an adverse recommendation and such party has timely elected to terminate the Merger Agreement; (ii) the board of directors of the terminating party has, pursuant to the Merger Agreement, made an adverse recommendation as a result of a development after September 26, 2007, and such party has additionally materially breached its obligations under the Merger Agreement by failing to call its stockholder meeting or prepare and mail the applicable Proxy Statement; or (iii) the terminating party has effected a change in recommendation other than in accordance with the provisions of the Merger Agreement or approved, recommended or entered into an agreement with respect to an “acquisition proposal” (as defined in the Merger Agreement) other than in accordance with the provisions of the Merger Agreement.

In addition, if (i) either party terminates the Merger Agreement because the stockholder vote required to approve the Merger has not been obtained upon a vote taken at the other party’s stockholders meeting and (ii) after March 26, 2007 and before the other party’s stockholders meeting an acquisition proposal is communicated to the other party, then such party will pay $1,000,000 of the termination fee within three business days following such termination; and if (iii) within twelve months of the date of the Merger Agreement termination, the other party or any of its subsidiaries executes any definitive agreement with respect to, or consummates, any acquisition proposal, then such party will pay the remaining $3,000,000 of the termination fee upon the date of such execution or consummation.

Furthermore, if (i) either party terminates the Merger Agreement because the Merger is not consummated on or before January 14, 2008, or, in the event the joint Form S-4/Proxy Statement has not been declared effective on or before November 15, 2007, if either party terminates the Merger Agreement because the Merger has not been consummated on or before February 28, 2008, and (ii) before such termination there is an acquisition proposal with respect to a party, then the party receiving the acquisition proposal will pay $1,000,000 to the other party within three business days following such termination and if within twelve months of the date of the Merger Agreement termination, the party receiving the acquisition proposal or any of its subsidiaries executes any definitive agreement with respect to, or consummates, any acquisition proposal, then such party will pay the remaining $3,000,000 of the termination fee upon the date of such execution or consummation.

Upon completion of the Merger, Mr. Burton Katz, the current chief executive officer of NM will lead the combined company as chief executive officer and Mr. Stollman will serve as president. Mr. Schwartz will step down as chairman and a director of the Company. Furthermore, the employment agreement between the Company and Mr. Schwartz will be terminated and NM and Mr. Schwartz will enter into a consulting agreement with a two year term. In consideration for terminating his employment agreement, Mr. Schwartz will receive a lump sum payment of One Million Five Hundred Thousand Dollars ($1,500,000) upon the effective time of the Merger. The terms of Mr. Schwartz’s consulting agreement will call for him to provide NM with consulting services, in consideration for which he will be paid at least $200,000 per annum. In addition, Mr. Schwartz will receive health insurance and benefits similar to those he receives under his existing employment agreement with the Company.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11. Subsequent Events  – (continued)

The board of directors of the combined company following the Merger will initially consist of seven persons, with three persons designated by NM, two of whom will be independent directors, three persons designated by the Company, two of whom will be independent directors, and the chief executive officer of the combined company.

The terms of the Merger Agreement and the transactions contemplated by the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is available as an attachment to the Company’s Form 8-K announcing the transaction, as filed on September 27, 2007. The Merger Agreement, as included in such Form 8-K, has been included to provide investors and security holders with information regarding its terms and conditions. It is not intended to provide any other factual information about NM. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

NM was the Company’s largest customer during the three and nine-month periods ended August 31, 2007, and accounted for 21.0% and 10.2% of revenues, respectively.

Third Quarter Dividend

On October 11, 2007, the Company’s Board of Directors declared a dividend of $0.08 per share on the outstanding shares of the Company’s common stock for the quarter ended August 31, 2007. Such dividend is payable on or about November 10, 2007 to holders of record of such shares at the close of business on November 1, 2007. In the event the Merger is consummated, the Company, as a wholly-owned subsidiary of NM, will terminate the issuance of its quarterly dividend. Even if the Merger is not consummated, the Company can give no assurance that its Board will declare any dividends in future fiscal periods. Any further declarations will depend upon the Company’s performance, the level of its then current and retained earnings, if any, available capital and projected capital requirements necessary for operations, and other pertinent factors. You should not rely on any prior approvals of the Company’s Board as an indicator of its intent to approve the declaration of any dividends in the future.